Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

The below updated presentation will be used by Star Peak Energy Transition Corp. (“STPK”) in connection with a discussion with IPO Edge on April 12, 2021 on the topic of STPK’s previously disclosed proposed business combination with Stem, Inc.

IPO Edge Fireside Chat April 12, 2021

Information Subject to Change This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (“Stem” or the “Company”) and the related transactions (the “Business Combination”) and no other purpose. STPK has filed a registration statement on Form S-4 containing a proxy statement and prospectus of STPK and a consent solicitation statement of Stem with the Securities and Exchange Commission (the “SEC”) containing some of the information herein. To the fullest extent permitted by law, in no circumstances will Stem or STPK or any of the respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Stem nor STPK has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Stem or the Business Combination, and none of STPK, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation, and the recipient disclaims any such representation or warranty. Viewers of this presentation should each make their own evaluation of Stem and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of any offer to buy, or a recommendation to purchase any security of STPK, Stem or any of their respective affiliates. You should not construe to contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward-Looking Statements Certain statements in this presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the Business Combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; 3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the Business Combination; 6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; 7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the Business Combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither STPK nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/written consent statement/prospectus or registration statement filed or to be filed by STPK with the SEC. The “Pro Forma” financial data included herein has not been prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements of Stem included in STPK’s proxy statement/consent solicitation statement/prospectus in connection with the proposed Business Combination. Except as otherwise noted, all references herein to full-year periods refer to Stem’s fiscal year, which ends on December 31. You should review Stem’s audited financial statements and unaudited pro forma financial statements included in the registration statement filed by STPK in connection with the proposed Business Combination, and not rely on any single financial measure to evaluate Stem’s business.

This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. Stem believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Stem’s financial condition and results of operations. Stem believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Stem’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Use of Projections This presentation contains financial forecasts of the Company, namely, Stem’s Adjusted EBITDA. Neither the Company’s independent auditors, nor the independent registered public accounting firm of STPK, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this presentation constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Industry and Market Data In this presentation, STPK relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable, including reports by market research firms. Neither STPK nor Stem has independently verified the accuracy or completeness of any such third-party information. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Additional Information About the Proposed Business Combination and Where to Find It The Business Combination will be submitted to stockholders of STPK for their consideration. STPK has filed a registration statement on Form S-4 with the SEC containing a proxy statement and a prospectus of STPK and a consent solicitation statement of the Company, which the SEC has declared effective, and STPK has mailed such proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. STPK’s shareholders and other interested persons are advised to read the proxy statement/consent solicitation statement/prospectus and the amendments thereto and other documents filed in connection with the proposed Business Combination, as these materials contain important information about Stem, STPK and the Business Combination. The definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to shareholders of record of STPK as of March 4, 2011 (the record date to be established for voting on the proposed Business Combination). Shareholders can obtain copies of the proxy statement/consent solicitation statement/prospectus, and other documents filed with the SEC, without charge, at the SEC’s website at www. sec. gov. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U. S. Securities Act of 1933, as amended. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation STPK and its directors and executive officers may be deemed participants in the solicitation of proxies from STPK’s shareholders with respect to the proposed Business Combination. Information regarding the interests of such participants is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed Business Combination. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of STPK in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed Business Combination.

Our Vision: Smart Storage is Key to Global Decarbonization © 2021 Stem, Inc. 4 A revolutionized grid, with Stem, is the solution Grid Storage STEM Since 2019, 90% of new interconnection requests were renewables and/or storage, but renewable generation suffers from intermittency(1) Distributed, renewable generation is supplementing and replacing traditional generation Battery production is becoming cheaper and more commercialized Energy storage is key to the build out of renewable generation, and represents a $1.2 trillion revenue opportunity through 2050(2) Battery optimization is difficult. Energy intelligence amplifies performance by anticipating demand cycle, energy prices, generation profile and other factors in real time stem Investment Highlights
© 2021 Stem, Inc.
5

Stem is the first pure play smart energy storage company to go public in the US

Large Addressable Market + Strong Macro Tailwinds

- ~$1.2 trillion in new revenue opportunities for integrated storage expected to be deployed by 2050[(1)]
- Battery storage capacity expected to increase by 25x by 2030[(2)]

Market Leader with Best in Class Technology

- 950+ systems operating or contracted with Stem's Athena software[(3)]
- 75% market share in CA BTM storage market, largest in the US[(2)]
- First mover AI platform that operates with 40+ utilities, 5 grid operators and over 20MM runtime hours (2,200 years)

Balance Sheet Positioned to Capitalize on Growth

- Ready to deploy net cash balance of ~$525m to target and fund high growth markets
- Transaction fully finances all forecasted growth

Highly Visible Growth

- Recurring revenue streams provide strong financial position to accelerate growth
- Revenues projected to grow at ~51% CAGR from 2021 to 2026

(1) Bloomberg New Energy Finance. (2) Wood Mackenzie. (3) As of 31-Dec-2020.

stem

Hardware Deliveries Drive Strong Recurring Software Cash Flows

© 2021 Stem, Inc. 6




athena™
powered by stem



Hardware + Network Integration

Total Deliveries (kWh)

(x) Project Hardware ASP ($kWh)

= Total Hardware Revenues

~10-30%

Hardware Gross Margin

- ✓ Upfront payment for initial purchase
- ✓ Hardware agnostic platform
- ✓ Turnkey approach with focus on customer value

Software

Total AUM (kWh)

(x) Software Subscription ($/kWh/month)

= Total Software (Recurring) Revenues

~80%

Software Gross Margin

- ✓ Recurring SaaS model
- ✓ 100% attach rate secured by 10-20 year contracts with monthly recurring cash flow
- ✓ Revenue recognized ratably during life of the contract
- ✓ Additional upsell revenue from Athena applications

Market Participation

Total AUM (kWh)

(x) Stem's Market Participation Revenues ($/kWh)

= Total Software (Variable) Revenues

~80%

Market Participation Gross Margin

- ✓ Revenues from differentiated Athena capabilities and VPPs
- ✓ Secured by 3-20 year contracts
- ✓ Revenue recognized when realized
- ✓ Significant long term value

Source: Stem.

Global Commitment to Decarbonization FERC 841 / FERC 2222 © 2021 Stem, Inc. 7 With the world committed to decarbonization, Stem is well positioned to capture this tailwind. Paris Accord California mandates zero non-EV passenger vehicle sales by 2035 NY, MA, VA set multi-GW energy storage targets Japan net zero emissions pledge REGULATORS UTILITIES & ASSET OWNERS CORPORATES Source: Company filings, EEI, S&P Global Market Intelligence.

Clean Energy Technology Convergence: Disruption and Exponential Growth © 2021 Stem, Inc.8 Renewables Lowest Cost Generation $ 400 Battery Hardware Rapid Cost Reductions $300 Storage Market 25x Growth Market Opportunity (2) 200 (1) 800 Levelized Cost of Energy ($/kW) $260 $280 $246 160 164 Cumulative Capacity GWh $ 200 $ 100 200920112013201520172019 $220 BESS hardware cost (US$/kWh) $140 $100 $210 $171 $145 $129 $117 Capacity GWh 80 40 0 611 101 62 40 30 400 200 0 201020122014201620182020 2018202020222024202620282030 2018 2020 2022 2024 2026 2028 2030 Nuclear Coal CCGT Wind Solar PV United StatesRest of WorldCumulative Capacity Source: Bloomberg New Energy Finance, Wood Mackenzie, Lazard LCOE. Note: BESS includes battery rack, PCS, balance of system, energy management system and transformer costs. (1) Wood Mackenzie. (2) Bloomberg New Energy Finance. (3) Includes all FTM, non-residential and residential storage.

2021 Stem, Inc. 9

stem Stem is a Market Leader with Significant Scale and Visible Growth

Stem is a Leader in Deployments Worldwide[1]
One of the Top Systems Integrators by Disclosed Commissioned Projects 2014-2020


Storage Capacity Commissioned (MWh)
Hyundai Electric
stem
Tesla, Inc.
NEC Corp.
Fluence Energy
Nidec Corp.
Mitsubishi Electric
Sungrow Power Supply Co Ltd.
-
100
200
300
400
500
600
700

- **950+ systems** operating or contracted (~1 GWh)[2]
- Systems operating in
  - **75 jurisdictions**
  - **200+ cities**
- **75% BTM market share** in California, largest storage market in the US[3]
- **$200MM of contracted backlog** as of January 17, 2021
- **~4x** revenue growth in 2021E

Note: Includes only lithium ion providers.
(1) Bloomberg New Energy Finance – Storage Assets Interactive Dataset; Reflects System Integrators by Capacity (MWh), filtered by Commissioning Date and Commissioned Status as of 12/31/2020; Stem data from Company.
(2) As of 31-Dec-2020. (3) Wood Mackenzie.


stem
stem
stem

Strong Balance Sheet Drives Rapid Expansion © 2021 Stem, Inc. Net Cash Available for Growth Balance Sheet Strength Supports credit requirements to convert large projects in pipeline Athena Expansion & Tech Acquisitions Product development to further extend Athena AI leadership position and accelerate roadmap ~$525MM Supply Chain Savings Joint Venture Opportunities Debt on Balance Sheet $0(1) Capital to further reduce cost structure with OEMs Geographic Expansion Expansion into rapidly growing international markets with new and existing partners Capture enhanced economics Pro forma for transaction.

. • stein Energy Superintelligence™